Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM INTENDS TO FILE FORM 15F
TO TERMINATE SEC REGISTRATION AND REPORTING OBLIGATIONS

MONTRÉAL (QUÉBEC) CANADA — November 6, 2007 — SR Telecom Inc. (TSX: SRX), a leading vendor of broadband wireless access solutions through its WiMAX Forum-certified symmetryMX product line, today announced that it intends to file Form 15F with the United States Securities and Exchange Commission (SEC) to terminate the registration of the Company’s class of common shares under section 12(g) as well as its reporting obligations under sections 13(a) and 15(d) of the United States Securities Exchange Act of 1934 (Exchange Act).

SR Telecom’s reporting obligations with the SEC initiated on August 7, 2003.  The Company’s common shares were listed on the NASDAQ National Market on September 3, 2003 and subsequently de-listed on December 2, 2005.

As the Company does not intend to re-enter the US market, this filing supports a cost containment initiative, implemented in April 2007 to enable SR Telecom to better allocate resources on accelerating product development and improving productivity.

Once the Form 15F filing is complete, SR Telecom’s reporting obligations in the United States will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of November 6, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  Assumptions, risks and uncertainties in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management`s discussion and analysis and the section entitled Risk factors in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com, at www.sec.gov and on the Company’s website at www.srtelecom.com.

The forward-looking information contained in this news release represents expectations of SR Telecom as of November 6, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryone and symmetrymx are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.